FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September , 2002
                                          -----------

                               TRIMARK ENERGY LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No    X
                                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Energy Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   September 23, 2002              By  /s/ "Nick DeMare"
       -------------------             ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

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                              TRIMARK ENERGY LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                 TSX Venture Symbol: TRK.V o OTCBB Symbol: TRKEF

--------------------------------------------------------------------------------



NEWS RELEASE                                                  SEPTEMBER 23, 2002

                             BASIL WELL, CALIFORNIA


Mr. Don Busby, President, reports that testing of the Basil, Suisun # 25 Well has now been completed. Gas was encountered during testing of zones of interest at 6,782 feet. Pressures were too low to make the well economic and a decision has been made to plug and abandon the well.



ON BEHALF OF THE BOARD


"Don Busby"
------------------------------------
Donald W. Busby, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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